UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 000-23248

CUSIP Number 82661L101

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SigmaTron International, Inc.

Full Name of Registrant

Former Name if Applicable

2201 Landmeier Road

Address of Principal Executive Office (Street and Number)

Elk Grove Village, Illinois 60007

City, State and Zip Code

PART II —RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SigmaTron International, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended January 31, 2022 (the “Report”) by March 17, 2022 without unreasonable effort or expense due to delays in finalizing certain accounting and disclosure items in connection with the Company’s recent significant acquisition of Wagz, Inc. (“Wagz”) that was consummated during the fiscal quarter covered by the Report. The Company expects to be able to file the Report within the five-day period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	James Reiman	847	956-8000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report pre-tax income for the fiscal quarter ended January 31, 2022 of approximately $4.3 million prior to giving effect to a potential non-cash impairment charge relating to the Company’s initial investment in Wagz and the Convertible Secured Promissory Notes and Secured Promissory Notes issued by Wagz that the Company held prior to the closing of the Wagz acquisition. The Company estimates that the potential non-cash impairment charge will be up to approximately $6.3 million; however, as the accounting considerations and the consolidated financial statements are still being finalized, the amount reflected in the final consolidated financial statements may be different from this estimate.

SigmaTron International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2022	By	/s/ James Reiman
James Reiman
Chief Financial Officer
(Principal Financial and Accounting Officer)